FORM 6 — K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a — 16 or 15d — 16 of
the Securities Exchange Act of 1934

August 8, 2003

TENARIS S.A.
(Translation of Registrant’s name into English)

TENARIS S.A.
13, rue Beaumont
L-1219 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3-2(b): 82-          .

SIGNATURE
Press Release

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s press release announcing its second quarter 2003 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2003

Tenaris S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio Corporate Secretary

Press Release

Gerardo Varela
Tenaris
1-888 300 5432
www.tenaris.com

Tenaris Announces Second Quarter 2003 Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements prepared in accordance with international accounting standards (IAS) and presented in U.S. dollars.

Luxembourg, August 6, 2003.—Tenaris S.A.(NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announces its results for the fiscal quarter and six months ended June 30, 2003 with comparison to its results for the fiscal quarter and six months ended June 30, 2002.

Second Quarter Summary

•	Net sales of US$868.9 million, up 4.8% from US$829.1 million

•	Operating income of US$112.5 million, down 22.3% from US$144.8 million

•	Net income of US$89.7 million, up from US$52.6 million

•	Net earnings per share of US$0.077 (US$0.77 per ADS)

Tenaris recorded net income for the quarter of US$89.7 million, or 10.3% of net sales. This result was achieved in spite of a contraction in margins on our seamless pipe business, which reflected the increase in raw material and energy costs that has affected most electric steelmaking operations in Europe and the Americas, and a limited pick-up in demand in international markets for seamless pipes notwithstanding the conclusion of the war in Iraq and increasing oil and gas prices and rig counts. Operating income was US$112.5 million, or 12.9% of net sales, and operating income plus depreciation and amortization was US$163.1 million, or 18.8% of net sales. During the quarter, Tenaris paid a dividend of US$115.0 million, or US$0.099 per share (US$0.99 per ADS) to its shareholders, and invested, or advanced, US$42.1 million in connection with the acquisition of outstanding minority interests in Siderca and Dalmine and US$32.9 million in the restructuring of Sidor.

Market Background

Demand for Tenaris’s seamless pipes during the second quarter of 2003 compared favorably with the levels recorded in the first quarter and the corresponding quarter of 2002. This reflected continuing strong levels of demand in the local markets of Mexico and Argentina and improving demand in the Middle East and, from a very low level, Venezuela. In addition, Tenaris has increased sales in the U.S.A. However, demand from the industrial sector in Europe continues to remain at low levels and political and security risks are affecting the reactivation of demand in Iraq and Nigeria. These and other factors could have a negative impact on demand for Tenaris’s seamless pipes in the second half, notwithstanding the continuing high levels of oil and gas prices.

Demand for Tenaris’s welded pipes during the second quarter of 2003 has been concentrated in the local Brazilian market and remains substantially below the levels recorded last year due to a lack of demand in other markets. The local Brazilian market will remain the main source of demand for the second half.

Sales of electricity and natural gas by Tenaris’s Italian energy business continue to expand.

Costs in Tenaris’s seamless pipes business have been affected this year, in comparison to last year, by substantial increases in the cost of raw materials and energy, which are particularly affecting costs at its Italian and Mexican operations. These costs increased further during the second quarter and are not expected to reduce significantly during the remainder of the year. Costs have also been affected by the appreciation of the Euro and the Argentine peso against the U.S. dollar, 24% and 13% higher, respectively, in the second quarter of 2003 than in the corresponding quarter of 2002, although the impact of the appreciation of the Euro on margins has been mitigated by increased prices in U.S. dollar terms on sales in Europe.

Significant Developments

On April 24, 2003, Tenaris acquired the remaining minority interests in its Argentine subsidiary, Siderca S.A.I.C., at a cost of US$19.1 million and Siderca was subsequently delisted from the Buenos Aires stock exchange.

In May, 2003, Tenaris signed a letter of intent with Algoma Steel, Inc. for the purchase of the land and facilities, which its Canadian subsidiary, AlgomaTubes is currently leasing, for a consideration of C$12.5 million. The transaction is expected to be completed by the end of the year.

On June 20, 2003, the shareholders and creditors of the Venezuelan steel company, Sidor, reached an agreement concerning its financial restructuring. In connection with this financial restructuring, Sidor’s indebtedness was substantially reduced and Tenaris made an additional investment of US$32.9 million. The financial guarantees that Tenaris had previously extended in connection with Sidor’s debt were also released.

In June, 2003, Tenaris concluded a strategic alliance with Sandvik Materials Technology, a Swedish manufacturer of stainless and other specialty seamless pipes, under which Tenaris will act as the distributor of Sandvik’s stainless and other specialty OCTG products for a period of five years.

On July 17, 2003, Tenaris’s Italian subsidiary, Dalmine S.p.A. was delisted from the Italian Mercato Telematico Azionario following the completion of a tender offer by Tenaris to buy out the remaining shares not held, directly or indirectly, by it. Tenaris acquired 6.8% of the shares of Dalmine during the tender offer at a cost of US$15.4 million, increasing its shareholding to 96.8%.

Second Quarter Results

Net income for the quarter ended June 30, 2003 was US$89.7 million, or US$0.077 per share (US$0.77 per ADS), which compares to net income of US$52.6 million, or US$93.5 million before minority interest attributable to participations acquired in last year’s exchange offer, for the corresponding quarter of 2002.

(metric tons)

			Increase/
Sales volume	Q2 2003	Q2 2002	(Decrease)

South America	76,000	59,000	29%
North America	147,000	84,000	75%
Europe	175,000	188,000	(7%	)
Middle East & Africa	115,000	145,000	(21%	)
Far East & Oceania	98,000	106,000	(7%	)
Total seamless pipes	612,000	582,000	5%
Welded pipes	131,000	158,000	(17%	)
Total steel pipes	742,000	740,000	0%

Sales volume of seamless pipes increased by 5% to 612,000 tons in the second quarter of 2003 from 582,000 tons in the same period of 2002. Sales volume in North America increased by 75% due to a sustained increase in demand from the oil and gas sector in Mexico and increased sales in the U.S.A. Sales volume in South America rose by 29% due to increased demand from the oil sector in Argentina and a limited increase in sales in Venezuela reflecting the resumption of activity by private operators in the oil and gas sector. Sales volume in the Middle East and Africa decreased by 21% due primarily to the effects of political and security risks on demand in Nigeria and the continuing effect during the first part of the second quarter of conditions that affected demand generally in the Middle East in the first quarter.

Sales volume of welded pipes decreased by 17% to 131,000 tons in the second quarter of 2003 from 158,000 tons in the same period of 2002. Increased demand from the local Brazilian market was not sufficient to offset the decline in demand from other markets following the termination of deliveries made in 2002 to major gas pipeline projects in Ecuador and Peru.

(US$ million)

			Increase/
Net sales	Q2 2003	Q2 2002	(Decrease)

Seamless pipes	637.4	583.8	9%
Welded pipes	117.9	156.7	(25%	)
Energy	82.4	51.6	60%
Others	31.2	37.0	(16%	)
Total	868.9	829.1	5%

Net sales in the quarter ended June 30, 2003 increased 5% to US$868.9 million, compared to US$829.1 million in the corresponding quarter of 2002. Net sales of seamless pipes rose by 9%, due to higher sales volumes and higher average selling prices, the latter resulting primarily from higher prices in Europe following the appreciation of the Euro. Net sales of welded pipes decreased 25% as sales volume and average selling prices of welded pipes and sales of metal structures made by Tenaris’s Brazilian welded pipe subsidiary (down to US$15.8 million from US$27.8 million) all decreased. Net sales of electricity and natural gas by Dalmine Energie increased by 60% reflecting the continuing expansion of the business and the increase in the value of the Euro against the U.S. dollar. Net sales of other goods and services includes sales of other steel products which are in the process of being discontinued, amounting to US$11.9 million in the second quarter of 2003 and US$20.0 million in the second quarter of 2002.

Cost of sales, expressed as a percentage of net sales, increased 4.1 percentage points to 69.5% in the second quarter of 2003, compared to 65.4% in the same period of 2002. This increase resulted from higher cost of sales for seamless and welded pipe products and higher sales of low-margin energy products. Cost of sales for seamless pipe products, expressed as a percentage of net sales, increased 2.5 percentage points to 64.2% in the second quarter of 2003 compared to 61.7% in the same period of 2002 due primarily to increased raw material and energy costs, which affected most of Tenaris’s operations and particularly those in Italy and Mexico. Labor and other costs were also higher at Tenaris’s Argentine operations. Cost of sales for welded pipe products, expressed as a percentage of net sales, increased 15.9 percentage points to 78.5% in the second quarter of 2003, compared to 62.6% in the same period of 2002 due primarily to a substantial reduction in export sales, whose sales prices include a component associated with the higher selling expenses and different delivery conditions associated with exports, the cost of which is recorded in selling, general and administrative expenses, and a contraction in demand for metal structures resulting in negative margins on sales of this product. Cost of sales for energy products, expressed as a percentage of net sales, increased 4.1 percentage points to 95.3% in the second quarter of 2003, compared to 91.2% in the same period of 2002, reflecting increased competition resulting from the maturing of the energy trading business in Italy. Cost of sales for other products, expressed as a percentage of net sales, decreased significantly due primarily to reduced sales of low-margin other steel products.

Selling, general and administrative expenses, or SG&A, rose to US$146.2 million, or 16.8% of net sales in the quarter ended June 30, 2003, compared to US$131.7 million, or 15.9% of net sales, during the corresponding quarter of 2002. This increase was principally due to non-recurring costs relating to the delisting of subsidiaries and corporate reorganization activities, additional taxes in Argentina, and higher labor costs in Argentina and Italy, partially offset by a reduction in selling expenses resulting from lower exports of welded pipes.

Other operating income and expenses showed a net loss of US$6.1 million in the second quarter of 2003 compared to a net loss of US$10.8 million in the first half of 2002. Included within other operating income and expenses for the second quarter of 2003 was an increase in the provision in respect of the BHP Billiton lawsuit of US$6.0 million, following a revision of estimated costs and expenses.

Net financial expenses totalled US$10.9 million in the second quarter of 2003, compared to net financial expenses of US$15.7 million in the same period of 2002. The reduction was due primarily to lower net interest expenses and a gain of US$3.1 million on the purchase of government bonds used to pay taxes. Net financial expenses for the second quarter of 2003 included net foreign exchange translation losses of US$9.6 million compared to net foreign exchange translation losses of US$9.2 million in the second quarter of 2002.

Results of associated companies generated a gain of US$14.7 million in the second quarter of 2003, compared to a gain of US$1.2 million in the second quarter of 2002. This improvement is mainly attributable to gains associated with Tenaris’s indirect investment in Sidor, due to better results at Sidor and a gain in relation to the financial restructuring during the period.

Income tax provisions of US$18.7 million were recorded during the second quarter of 2003, compared to income tax provisions of US$23.2 million, net of a tax refund of US$35.4 million following a judicial claim brought by Tenaris’s principal subsidiary in Mexico, during the corresponding quarter of 2002. This reduction in income tax provisions principally reflects the effects of the devaluation of the Argentine peso against the U.S. dollar during the second quarter of 2002 on income taxes, both current and deferred, recorded by Tenaris’s subsidiaries in Argentina. During the second quarter of 2002, Tenaris recorded significant income tax provisions in relation to gains, in local currency terms, on foreign currency-denominated monetary assets at its Argentine subsidiaries and to the tax base of their non-monetary assets, whereas, during the second quarter of 2003, its income tax provisions were reduced by the difference between income taxes actually paid and those previously provisioned and by a reduction in in deferred taxes.

First Half Results

Net income during the first half of 2003 was US$135.2 million, or US$0.116 per share (US$1.16 per ADS), or 8.2% of net sales, which compares with net income during the first half of 2002 of US$17.2 million or US$58.2 million before minority interest attributable to participations acquired in last year’s exchange offer. Operating income was US$211.0 million, or 12.7% of net sales, compared to US$273.7 million, or 16.7% of net sales. Operating income plus depreciation and amortization was US$309.5 million, or 18.7% of net sales, compared to US$357.3 million, or 21.8% of net sales. The improvement in comparable net income was due primarily to reduced income tax provisions.

(metric tons)

			Increase/
Sales volume	1H 2003	1H 2002	(Decrease)

South America	144,000	139,000	3%
North America	287,000	182,000	57%
Europe	332,000	353,000	(6%	)
Middle East & Africa	201,000	293,000	(32%	)
Far East & Oceania	219,000	208,000	5%
Total seamless pipes	1,182,000	1,175,000	1%
Welded pipes	239,000	298,000	(20%	)
Total steel pipes	1,420,000	1,473,000	(4%	)

Sales volume of seamless pipes increased by 1% to 1,182,000 tons in the first half of 2003 from 1,175,000 tons in the same period of 2002. Sales volume in South America rose by 3%, reflecting increased demand from the oil sector in Argentina and reduced sales in Venezuela following a national strike centered on the state-owned oil industry. Sales volume in North America increased by 57% due to a sustained increase in demand from the oil and gas sector in Mexico and increased sales in the U.S.A. Sales volume in Europe decreased by 6% due primarily to reduced demand from the industrial sector. Sales volume in the Middle East and Africa decreased by 32% due primarily to increased security and other risks surrounding the U.S.-led military invasion of Iraq. Sales volume in the Far East and Oceania rose by 5% due primarily to increased demand in China.

Sales volume of welded pipes decreased by 20% to 239,000 tons in the first half of 2003 from 298,000 in the same period of 2002. Increased demand from the local Brazilian market was not sufficient to offset the decline in demand from other markets following the termination of deliveries made in 2002 to major gas pipeline projects in Ecuador and Peru.

(US$ million)

			Increase/
Net sales	1H 2003	1H 2002	(Decrease)

Seamless pipes	1,203.0	1,151.1	5%
Welded pipes	216.4	302.0	(28%	)
Energy	154.5	99.3	56%
Others	84.6	86.9	(3%	)
Total	1,658.5	1,639.3	1%

Net sales in the six months ended June 30, 2003 increased 1% to US$1,658.5 million, compared to US$1,639.3 million in the corresponding period of 2002. Net sales of seamless pipes rose by 5%, due to higher average selling prices and marginally higher sales volume, the former resulting primarily from higher prices in Europe following the appreciation of the Euro. Net sales of welded pipes decreased 28% as sales volume and average selling prices of welded pipes and sales of metal structures made by Tenaris’s Brazilian welded pipe subsidiary (down to US$30.8 million from US$54.3 million) all decreased. Net sales of electricity and natural gas by Dalmine Energie increased by 56% reflecting the continuing expansion of the business and the increase in the value of the Euro against the U.S. dollar. Net sales of other goods and services includes sales of other steel products which are in the process of being discontinued, amounting to US$48.5 million in the first half of 2003 and US$61.1 million in the first half of 2002.

Cost of sales, expressed as a percentage of net sales, increased 3.8 percentage points to 70.1% in the first half of 2003, compared to 66.3% in the same period of 2002. This increase resulted from higher cost of sales for seamless and welded pipe products and higher sales of low-margin energy products. Cost of sales for seamless pipe products, expressed as a percentage of net sales, increased 2.6 percentage points to 65.2% in the first half of 2003 compared to 62.6% in the same period of 2002 due primarily to higher raw material and energy costs. Cost of sales for welded pipe products, expressed as a percentage of net sales, increased 9.3 percentage points to 73.4% in the first half of 2003, compared to 64.1% in the same period of 2002 due primarily to a substantial reduction in export sales, whose sales prices include a component associated with the higher selling expenses and different delivery conditions associated with exports, the cost of which is recorded in selling, general and administrative expenses, and a contraction in demand for metal structures resulting in negative margins on sales of this product. Cost of sales for energy products, expressed as a percentage of net sales, increased 4.4 percentage points to 97.0% in the first half of 2003, compared to 92.6% in the same period of 2002, reflecting increased competition resulting from the maturing of the energy trading business in Italy. Cost of sales for other products, expressed as a percentage of net sales, decreased 10.2 percentage points to 82.4% in the first half of 2003, compared to 92.6% in the same period of 2002, due primarily to reduced sales of low-margin other steel products.

Selling, general and administrative expenses, or SG&A, rose to US$279.2 million, or 16.8% of net sales in the six months ended June 30, 2003, compared to US$266.8 million, or 16.3% of net sales, during the corresponding period of 2002. This increase was due to non-recurring costs relating to the delisting of subsidiaries and corporate reorganization activities, and additional taxes in Argentina, partially offset by a reduction in selling expenses resulting primarily from lower exports of welded pipes.

Other operating income and expenses showed a net loss of US$5.6 million in the first half of 2003 compared to a net loss of US$12.3 million in the first half of 2002.

Net financial expenses totalled US$33.6 million in the first half of 2003, compared to net financial expenses of US$34.9 million in the same period of 2002. Net interest expenses decreased marginally to US$9.3 million compared to US$10.2 million, foreign exchange translation losses increased to US$26.2 million from US$15.5 million and a gain of US$3.1 million was recorded on the purchase of government bonds used to pay taxes, whereas in the same period of the previous year a loss of US$8.8 million was recorded for financial discounts on trade receivables.

Results of associated companies generated a gain of US$5.6 million in the first half of 2003, compared to a loss of US$5.1 million in the first half of 2002. This substantial improvement is mainly attributable to gains associated with Tenaris’s indirect investment in Sidor, due to better results at Sidor and a gain in relation to the financial restructuring during the period.

Income tax provisions of US$36.6 million were recorded during the first half of 2003, compared to income tax provisions of US$152.3 million, net of a tax refund of US$35.4 million following a judicial claim brought by Tenaris’s principal subsidiary in Mexico, during the corresponding period of 2002. This reduction in income tax provisions principally reflects the effects of the devaluation of the Argentine peso against the U.S. dollar during the first half of 2002, and its subsequent revaluation during the first half of 2003, on income tax provisions recorded by Tenaris’s subsidiaries in Argentina. During the first half of 2002, Tenaris recorded significant income tax provisions in relation to gains, in local currency terms, on foreign currency-denominated monetary assets at its Argentine subsidiaries and to the tax base of their non-monetary assets, whereas, during the first half of 2003, its income tax provisions were reduced by a reduction in income taxes actually paid and a partial reversal of deferred taxes. Deferred tax liabilities decreased from US$435.5 million at December 31, 2002 to US$390.9 million at June 30, 2003.

Minority interest showed a loss of US$11.3 million in the first half of 2003, compared to a loss of US$64.1 million in the first half of 2002. Minority interest in the first half of 2002 included a loss of US$41.0 million in respect of participations in subsidiaries acquired in the exchange offer completed in December 2002.

Cash Flow and Liquidity

Cash and cash equivalents decreased by US$155.6 million to US$149.0 million during the six months ended June 30, 2003 and total financial debt increased to US$785.8 million from US$715.9 million at December 31, 2002. In addition, Tenaris has investments of US$135.8 million in trust funds established to support its Argentine and Brazilian operations.

Net cash provided by operations was US$99.0 million, with working capital increasing by US$63.3 million due primarily to an increase in trade receivables and a reduction in trade payables associated with a particular concentration of sales during the final month of the period and an increase in trade receivables associated with the revaluations of the Euro and the Brazilian real against the U.S. dollar during the period. Net cash used in investment activities was US$188.2 million, which includes investments of US$88.6 million in property, plant and equipment, US$45.2 million in relation to the acquisition of minority interests in Siderca and Dalmine, US$23.1 million in the acquisition of an Argentine power plant and US$32.9 million used in connection with the financial restructuring at Sidor, US$31.1 million of which was in the form of subordinated convertible debt recorded as a non-current receivable. Net cash used in financing activities was US$74.5 million, which includes the payment of US$118.5 million in dividends and a net increase of US$43.9 million in borrowings.

Additional Information

Tenaris and its consolidated subsidiaries had a total of 14,560 employees at June 30, 2003.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.

Consolidated interim income statement

	Three-month period		Six-month period
	ended June 30,		ended June 30,

(All amounts in US$ thousands)	2003	2002	2003	2002

Net sales	868,892	829,143	1,658,471	1,639,348
Cost of sales	(604,122)	(541,887)	(1,162,656)	(1,086,524)

Gross profit	264,770	287,256	495,815	552,824
Selling, general and administrative expenses	(146,238)	(131,660)	(279,236)	(266,830)
Other operating income and expenses	(6,078)	(10,804)	(5,557)	(12,286)

Operating income	112,454	144,792	211,022	273,708
Financial income (expenses), net	(10,892)	(15,674)	(33,583)	(34,946)

Income before income tax and equity in earnings (losses) of associated companies	101,562	129,118	177,439	238,762
Equity in earnings (losses) of associated companies	14,677	1,226	5,643	(5,142)

Income before income tax and minority interest	116,239	130,344	183,082	233,620
Income tax	(18,694)	(23,171)	(36,621)	(152,319)
Net income before minority interest	97,545	107,173	146,461	81,301
Minority interest[1]	(7,870)	(13,642)	(11,274)	(23,101)

Net income before other minority interest	89,675	93,531	135,187	58,200
Other minority interest[2]	-	(40,910)	-	(41,043)

Net income	89,675	52,621	135,187	17,157

(1)	Minority interest excluding minority interest attributable to participations in consolidated subsidiaries acquired in the Exchange Offer

(2)	Minority interest attributable to participations in consolidated subsidiaries acquired in the Exchange Offer

Consolidated interim balance sheet

(All amounts in US$ thousands)	June 30, 2003		December 31, 2002

Assets
Non-current assets
Property, plant and equipment, net	1,981,596		1,934,237
Intangible assets, net	44,785		32,684
Investments in associated companies	23,894		14,327
Other investments	158,399		159,303
Deferred tax assets	52,236		49,412
Receivables	63,801	2,324,711	16,902	2,206,865

Current assets
Inventories	691,588		680,113
Receivables and prepayments	154,011		155,706
Trade receivables	770,224		670,226
Cash and cash equivalents	148,963	1,764,786	304,536	1,810,581

Total assets		4,089,497		4,017,446

Equity and Liabilities
Shareholders’ equity		1,735,082		1,694,054
Minority interest		193,313		186,783
Non-current liabilities
Borrowings	240,910		322,205
Deferred tax liabilities	298,635		320,753
Deferred tax— effect of currency translation on tax base	92,305		114,826
Employee liabilities	121,881		123,023
Provisions	36,584		33,874
Trade payables	18,774	809,089	18,650	933,331

Current liabilities
Borrowings	544,904		393,690
Current tax liabilities	114,403		161,704
Other liabilities	90,688		53,428
Provisions	86,257		73,953
Customers advances	52,308		37,085
Trade payables	463,453	1,352,013	483,418	1,203,278

Total liabilities		2,161,102		2,136,609

Total equity and liabilities		4,089,497		4,017,446

Consolidated interim statement of cash flows (selected)

	Three-month period		Six-month period
	ended June 30,		ended June 30,

(All amounts in US$ thousands)	2003	2002	2003	2002

Net income (loss) for the period	89,675	52,621	135,187	17,157
Depreciation and amortization	50,620	40,656	98,487	83,572
Tax accruals less payments	(88,418)	(42,607)	(84,080)	74,140
Equity in losses of associated companies	(14,677)	(1,226)	(5,643)	5,142
Interest accruals less payments	(2,788)	12,276	(362)	5,207
Net provisions	4,151	11,916	7,354	3,587
Minority interest	7,870	54,552	11,274	64,144
Change in working capital	(105,534)	(125,755)	(63,254)	(183,742)

Net cash provided by (used in) operations	(59,101)	2,433	98,963	69,207

Capital expenditure	(45,022)	(37,950)	(88,633)	(62,481)
Acquisitions of subsidiaries and associates	(22,533)	(311)	(48,765)	(311)
Cash advanced for the Dalmine tender offer	(21,382)	-	(21,382)	-
Proceeds from disposition of property, plant and equipment	906	22,767	1,564	24,952
Proceeds from associated companies	106	-	106	-
Convertible loan to associated companies	(31,128)	-	(31,128)	-
Changes in Trust fund	-	(667)	-	(11,232)

Net cash used in investment activities	(119,053)	(16,161)	(188,238)	(49,072)
Dividend paid	(115,002)	(4,414)	(115,002)	(4,414)
Dividend paid to minority interest in subsidiaries	(3,499)	(21,157)	(3,499)	(21,157)
Proceeds from borrowings	143,145	111,926	227,638	209,110
Repayments of borrowings	(89,295)	(47,701)	(183,669)	(134,170)

Net cash (used in) provided by financing activities	(64,651)	38,654	(74,532)	49,369

Increase (decrease) in cash and cash equivalents	(242,805)	24,926	(163,807)	69,504

Cash at the beginning of the period,	390,051	258,317	304,536	213,814
Effect of exchange rate changes on cash and cash equivalents	1,717	(12,291)	2,015	(12,366)
Increase in cash and cash equivalents provided by business acquisitions	-	-	6,219	-
Increase (decrease)	(242,805)	24,926	(163,807)	69,504
Cash at the end of the period	148,963	270,952	148,963	270,952